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DOC ID		US2945915
OUR REF		MAL
CLIENT-MATTER NO.		169800-0001

April 17, 2018

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Ruairi Regan and Brigitte Lippmann,
Office of Beverages, Apparel and Mining

Re:	Unimin Corporation
Registration Statement on Form S-4
Filed on April 11, 2018
File No. 333-224228

Dear Mr. Reynolds, Mr. Regan and Ms. Lippmann:

On behalf of our client, Unimin Corporation (the Company), we hereby file with the Securities and Exchange Commission (the Commission) amendment no. 1 to the Company’s Registration Statement on Form S-4 (the Amended Registration Statement). The Amended Registration Statement is marked to show changes from the Company’s registration statement on Form S-4 (the Registration Statement), which was filed with the Commission on April 11, 2018.

The changes reflected in the Amended Registration Statement include those made in response to the comment of the staff (the Staff) of the Commission set forth in the Staff’s letter of April 16, 2018 (the Comment Letter). The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment.

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The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

Exhibit 8.2

1.	Please revise clause (ii) in the fifth paragraph to state that the conclusions set forth under the caption “Material United States Federal Income Tax Consequences of the Transaction” in the registration statement is the opinion of Jones Day.

In response to the Staff’s comment, Jones Day has provided an updated opinion which is filed as Exhibit 8.2 to the Amended Registration Statement.

*    *    *    *    *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 277-4004 or Michael.Levitt@freshfields.com.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:	Raj Rajan
Rufus Decker
John Coleman
(Securities and Exchange Commission)

Jean-Luc Deleersnyder
Kurt Decat
(SCR-Sibelco NV)

Campbell J. Jones
Andrew D. Eich
(Unimin Corporation)

Jenniffer D. Deckard
Michael F. Biehl
(Fairmount Santrol Holdings Inc.)

Peter D. Lyons, Esq.
Omar Pringle, Esq.
Aly El Hamamsy, Esq.
(Freshfields Bruckhaus Deringer US LLP)

James P. Dougherty, Esq.
Benjamin L. Stulberg, Esq.
Michael J. Solecki, Esq.
Andrew C. Thomas, Esq.
(Jones Day)

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